[redacted]

10027418

SEC Mail Processing Section

FEB 24 2010

Washington, DC
122

SE MISSION

BB 3/1

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1480 Kendale Blvd.
(No. and Street)

East Lansing	MI	48826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Shipman 517-337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave, Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/3

OATH OR AFFIRMATION

I, Michelle Shipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Equities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TAMRA A. CHURCH
Notary Public, Clinton Co., MI
My Comm. Expires Aug. 18, 2011

Michelle Shipman
Signature

Principal Financial Officer
Title

Tamra A. Church 2.19.10
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paradigm Equities, Inc.

We have audited the accompanying statements of financial condition of Paradigm Equities, Inc. as of December 31, 2009 and 2008, and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Paradigm Equities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Maner Costerisan P.C.

February 19, 2010

PARADIGM EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Cash and equivalents	$ 3,664,100	$ 4,239,730
Commissions receivable	368,030	354,815
Due from affiliates	150,922	-
Prepaid expense and deposits	48,707	60,255
Total current assets	4,231,759	4,654,800
Fixed assets, net of accumulated depreciation and amortization	6,797	12,779
	$ 4,238,556	$ 4,667,579
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 290,894	$ 183,307
Commissions payable and related items	259,482	248,901
Due to affiliates	-	74,167
Total current liabilities	550,376	506,375
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000	10,000
Additional paid in capital	20,000	20,000
Retained earnings	3,658,180	4,131,204
Total stockholder's equity	3,688,180	4,161,204
	$ 4,238,556	$ 4,667,579

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Commissions	$ 3,531,360	$ 4,206,721
Interest and other revenue	9,496	135,955
Total revenues	3,540,856	4,342,676
EXPENSES:		
Commissions	1,550,287	1,720,228
Operating expenses	2,668,565	2,524,949
Total expenses	4,218,852	4,245,177
Income (loss) before income taxes	(677,996)	97,499
INCOME TAX EXPENSE (BENEFIT)	(204,972)	43,938
NET INCOME (LOSS)	(473,024)	53,561
RETAINED EARNINGS, beginning of year	4,131,204	4,377,643
DIVIDENDS	-	(300,000)
RETAINED EARNINGS, end of year	$ 3,658,180	$ 4,131,204

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INCREASE (DECREASE) IN CASH AND EQUIVALENTS:		
Cash flows from operating activities:		
Net income (loss)	$ (473,024)	$ 53,561
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Amortization expense	7,209	6,970
Commissions receivable	(13,215)	67,116
Prepaid expense	11,548	(5,496)
Accounts payable	107,587	(394,594)
Commissions payable and related items	10,581	(40,845)
Due to/from affiliates	(225,089)	(382)
Total adjustments	(101,379)	(367,231)
Net used by operating activities	(574,403)	(313,670)
Cash flows from investing activities:		
Purchase of fixed assets	(1,227)	-
Cash flows from financing activities:		
Dividends paid	-	(300,000)
NET DECREASE IN CASH AND EQUIVALENTS	(575,630)	(613,670)
CASH AND EQUIVALENTS:		
Beginning of year	4,239,730	4,853,400
End of year	$ 3,664,100	$ 4,239,730

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents. Money market funds are recorded at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Fixed assets - Computer equipment and software is recorded at cost and depreciated/amortized over their estimated useful lives using straight-line and accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software	3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. (FINRA).

The Company requested and has been granted permission for exemption from Securities and Exchange Commission's Rule 15(c)3-3, pursuant to Paragraph (k)(2)(i), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with FDIC insured financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. For the years ending December 31, 2009 and 2008, 87% of the Company's commission revenue was generated from two companies. Company A represented 64% and 46% during 2009 and 2008, respectively. Company B represented 23% and 41% during 2009 and 2008, respectively. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk.

Registered sales representatives of the Company are covered by a collective bargaining contract which will expire December 31, 2012.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31:

	2009	2008
Computer software	$ 117,864	$ 116,637
Computer equipment	18,363	18,363
	136,227	135,000
Less accumulated depreciation and amortization	129,430	122,221
Net fixed assets	$ 6,797	$ 12,779

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services. Federal income tax expense (benefit) on a separate return basis amounted to $(243,169) and $12,582 for the years ending December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, the Company had the amount due from the parent of $243,169 and $14,044 for income taxes, which is recorded in due to/due from affiliates.

The Company files a combined unitary return for Michigan Business Tax with Michigan Education Association. State income tax expense on a separate return basis amounted to $38,197 and $31,356 for the years ending December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, the Company had prepaid Michigan Business Tax of $167 and $7,533, respectively, which is recorded in prepaid expense.

Income tax expense (benefit) reported on the statement of income and retained earnings consists of the following for years ending December 31:

	2009	2008
Federal income tax (benefit)	$ (243,169)	$ 12,582
Michigan business tax	38,197	31,356
	$ (204,972)	$ 43,938

NOTE 4 - INCOME TAXES (Concluded)

There are no significant temporary differences between "book" and "tax" income. The difference between federal income tax expense (benefit) and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with
MEA Financial Services, Inc. (Financial Services)

The Company has entered into an agreement with Financial Services, its parent company, whereby Financial Services will provide executive support, office space, equipment, administrative and clerical support to the Company. The Company incurred $2,070,000 and $1,896,000 for such services for the years ending December 31, 2009 and 2008, respectively.

In addition to the above agreement, the Company paid Financial Services approximately $51,000 and $45,000, respectively, in miscellaneous reimbursements, including the purchase of insurance for the years ending December 31, 2009 and 2008.

Transactions with the Michigan Education Association (MEA)
(Sole stockholder of MEA Financial Services)

MEA serves as a "common paymaster" on behalf of all of its affiliated entities. Reimbursements paid to MEA, which are based on actual compensation and payroll taxes and various other reimbursements, amounted to approximately $1,640,000 and $1,925,000 for the years ending December 31, 2009 and 2008, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS (Concluded)

Year End Inter-Company Balances

Amounts due from (to) affiliates at December 31, are as follows:

	2009	2008
MEA Financial Services	$ 243,333	$ 12,770
MEA	(92,411)	(86,937)
	$ 150,922	$ (74,167)

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Paradigm paid approximately $27,000 to Financial Services for federal income taxes during the year ending December 31, 2008 and $0 during the year ended December 31, 2009.

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had regulatory net capital of $3,316,236, which was $3,279,544 in excess of its required capital of $36,692. The Company's regulatory net capital ratio was .17:1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Paradigm Equities, Inc. as of and for the year ending December 31, 2009 and have issued our report thereon dated February 18, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Marcum Carlson P.C.

February 19, 2010

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:		
Total stockholder's equity		$ 3,688,180
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 25,396	
Over 30 day variable rate annuity commissions receivable	7,924	
Over 30 day reimbursements	56,945	
Due from affiliates	150,922	
Fixed assets	6,797	
Prepaid expense	48,707	296,691
Net capital before haircuts on securities positions		3,391,489
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		75,253
Net capital		$ 3,316,236
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 290,894
Commissions payable and related items		259,482
Total aggregate indebtedness		$ 550,376
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $550,376 pursuant to Rule 15c3-1)		$ 36,692
Excess net capital		$ 3,279,544
Ratio: Aggregate indebtedness to net capital		.17 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Paradigm Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Equities, Inc., East Lansing, Michigan, (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America,, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Marcum Coleman P.C.

February 19, 2010

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Paradigm Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Paradigm Equities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Paradigm Equities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Paradigm Equities, Inc.'s management is responsible for the Paradigm Equities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum Coolerman P.C.

February 19, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045593 FINRA DEC
PARADIGM EQUITIES INC 13*13
PO BOX 2501
ATTN: PAUL H GONZALEZ
1480 KENDALE BLVD
EAST LANSING MI 48823-2012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Danielle Winkler 517337-5435

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2290)
   7/23/09
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) (2140)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $(2140)
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $
   H. Overpayment carried forward $(2140)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paradigm Equities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 5 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,809,484

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2,799,886

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 9598

2e. General Assessment @ .0025 $ 24

(to page 1 but not less than $150 minimum)

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by rule 17a-5
of the Securities and Exchange Commission and
agreed-upon procedures required by SIPC)

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS